SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Release  |  Lisbon  |  17 April 2012

Oi announces dividend policy

Portugal Telecom S.G.P.S., SA (‘‘PT’’) announces that Oi S.A. disclosed today its dividend policy for the period 2012-2015 (fiscal years 2011-2014). The dividend policy approved consists on the payment of a R$ 2.0 billion dividend for each of the fiscal years between 2011 and 2014. The dividend policy also includes the payment of an interim dividend amounting to 50% of total dividend in each year. The first interim dividend will be paid in August 2012. This dividend policy is subject to market conditions, financial stability of the Company and applicable regulatory and legal dispositions. The announced dividend policy is conditional upon a maximum net debt to EBITDA ratio of 3.0x, including the dividends to be paid for the purpose of this calculation. The press release disclosed by Oi on the subject is attached hereto.

According to this dividend policy PT is to receive circa Euro 128 million from its direct shareholding in Oi S.A. (15.5% direct stake). In 2012 PT will additionally receive circa Euro 64 million related to the interim dividend payment.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Oi S.A.

Publicly-Held Company

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No.  33 3 0029520-8

MATERIAL FACT

Oi S.A. (“Oi), in compliance with CVM Instruction No. 358/02, publicly informs its shareholders and the market in general that, in a board of directors’ meeting held on April 16, 2012, the Policy of Shareholder Compensation for the period of 2012 to 2015 (in regards to the results for the years ended December 31, 2011 to 2014) was approved.

The approved Compensation Policy consists of the payment of a total amount of R$8,000,000,000.00, observing the following schedule: (i) R$2,000,000,000.00 to be declared at the Ordinary General Shareholders’ Meeting that decides on the financials statements for the year ended December 31, 2011; (ii) R$1,000,000,000.00 in the month of August 2012, R$1,000,000,000.00 in the month of August 2013 and R$1,000,000,000.00 in the month of August 2014; and (iii) R$1,000,000,000.00 at each of the Ordinary General Shareholders’ Meetings that decide on the financials statements for the years ended December 31, 2012, 2013 and 2014, in addition to the dividends paid in the months of August of each year in conformity with item (ii).

This Policy will be subject to market conditions, the financial stability of the Company and the applicable legal and regulatory environments.

It may be implemented through the distribution of dividends, the payment of interest on equity, bonuses, redemption, the reduction of capital or, furthermore, under other forms that enable the distribution of funds to shareholders, each year observing the maximum threshold corresponding to 3.0x Net Debt (including compensation to be paid in the same year) / EBITDA (earned in the year prior to the payment of compensation).

The approved Compensation Policy demonstrates the confidence of the managment of Oi S.A. in achieving sustainable results and the growth of the Company. In addition to offering the shareholders a more predictable flow of annual distributions, it also represents a factor differentiating the shares of Oi from other options on the market.

Rio de Janeiro, April 17, 2012.

Alex Waldemar Zornig

Director of Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.